Exhibit 4.18

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED (INDICATED BY: [***])

FROM THE EXHIBIT BECAUSE IT IS NOT MATERIAL AND IS THE TYPE OF

INFORMATION THAT THE REGISTRANT CUSTOMARILY TREATS AS PRIVATE AND

CONFIDENTIAL.

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT is made in the City of Montreal, in the Province of Quebec as of September 1st, 2025 (the “Effective Date”),

B E T W E E N:

BIRKS GROUP INC., a duly incorporated corporation having its head office and principal place of business at 2020 Robert-Bourassa Blvd., Suite 200, Montréal (Québec) H3A 2A5 (the “Client”),

A N D:

MR. JEAN-CHRISTOPHE BÉDOS, residing and domiciled at [***]

(the “Consultant”).

WHEREAS, the Client desires to retain the Consultant to provide certain services described herein upon the terms and conditions hereinafter set forth;

NOW, THEREFORE, THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Client and the Consultant agree as follows:

1. Interpretation

1.1 As used in this Agreement, the following terms will have the following meanings, respectively:

(a)	“Agreement” means this Consulting Agreement, including any recitals hereto, as may be amended, supplemented or restated from time to time;

(b)	“Board” means the board of directors of the Client;

(c)

“Client’s Group” means the Client, its parent companies, its subsidiaries, divisions, affiliates, associated companies, and each of their respective predecessors, successors, insurers, shareholders, directors, officers, managers, agents, employees, and representatives, regardless of the period during which they held these positions;

(d)

“Confidential Information” means, in relation to the Client’s Group, any information or documentation that is confidential or proprietary in nature or that should be reasonably understood by the Consultant to be confidential or proprietary in nature, whether such information was conveyed to the Consultant prior to, on, or following the Effective Date, whether such information is or was conveyed to the Consultant orally, in written or electronically, whether such information is or was received directly or indirectly, and whether or not such information is or was marked “Confidential” or is or was otherwise identified as being confidential. Without limiting the generality of the foregoing, Confidential Information will include (i) any information or documentation of the Client’s Group of a technical, business or financial nature, including projections, financing, profits, trade secrets, business plans, data, ideas, concepts, know-how, studies, analysis, projections, research, market data, computer software, inventions, equipment, products, prototypes, designs, samples, drawings, test results, material and manufacturing specifications and other information or documentation relating to or in respect of sales and distribution, marketing, products, services, e-commerce, human resources, dealings with regulatory bodies to the extent the information is not required to be made public by the said regulatory bodies, processes, operations, suppliers, brands, allocations, partnerships and customers, and (ii) any notes, work papers or other documents prepared by the Consultant which contain, reflect or are based upon such confidential information, and other confidential information, including the copies and extracts thereof, which exclusively belong to the Client’s Group, are not in the public domain and are not known to the public in general. It also includes exclusive and confidential information belonging to Client’s Group’s customers, suppliers or business partners, and pertaining to their affairs and dealings with the Client’s Group;

(e)	“Effective Date” means the date hereof;

(f)

“Event of Default” means any material breach or non-performance of this Agreement by the Consultant which breach or non-observance is not cured, to the extent there is a reasonable prospect or possibility of such breach or non-observance being cured within 15 business days after having been notified in writing of such by the Client;

(g)	“Parties” means, collectively, the Client and the Consultant, and “Party” means any of them;

(h)

“Person” means an individual, a partnership (general or limited), a limited liability company, a corporation, a business trust, an estate, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a governmental authority (including any governmental entity or political subdivision thereof) or any other entity;

(i)	“Services” has the meaning set forth in Section 3.1;

(j)	“Term” has the meaning ascribed thereto in Article 2;

(k)	“Termination Date” means the earliest of:

(i)	February 29, 2028;

(ii)	in the case of termination by the Client owing to an Event of Default, in accordance with this Agreement; or

(iii)	in the case of termination due to the death of the Consultant, the date of the Consultant’s death.

1.2 The Parties have participated jointly in the negotiating of this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favouring or disfavouring any Party by virtue of the authorship of any provisions of this Agreement.

1.3 The preamble hereof shall form an integral part of this Agreement.

2. Term. The term of this Agreement shall commence on the Effective Date and shall continue until the Termination Date. The Parties may amend the Termination Date by mutual written agreement.

3. Services

3.1 The Consultant will remain available, will fully collaborate, and will act as a brand ambassador and liaison between the Client and designated brands (including [***] and other 3rd party brands) (the “Brands”) [***], on an as-needed basis and according the Client’s needs and specifications. Without limiting the generality of the foregoing, the Consultant will support the Client’s Group’s profile and presence at corporate and industry events/dinner, if required (the “Services”).

3.2 Notwithstanding any provisions to the contrary, during the Term, the Consultant shall refrain from any actions, omissions, including communications or comments (including verbally), that could harm or prejudice the Client’s Group’s image, reputation, relationships, partnerships, and/or allocations with any of the Brands. Such actions or omissions will be considered an Event of Default.

3.3 The Consultant shall determine when and the manner or means by which it performs the Services for the Client, acting reasonably.

3.4 During the Term and strictly for the purposes of the Services, the Consultant shall report to the persons designated by the Board from time to time.

4. Independent Consultant Relationship

4.1 The Consultant is and shall remain at all times an independent contractor, and not an employee of the Client. Nothing in this Agreement shall be construed to create any employment, association, partnership, joint venture, agency, fiduciary or engagement relationship between the Consultant and the Client, for any purpose, and neither Party has the authority to contract for nor bind the other Party in any manner whatsoever.

4.2 The Consultant shall provide its services to the Client on a non-exclusive basis and shall be free to be employed or otherwise provide its services to third parties during the Term of this Agreement; provided that the Consultant shall not provide such services or be employed in a way that conflicts or is incompatible with the Services.

4.3 The Client shall have no liability or responsibility for withholding or remitting any income, payroll, or other federal or provincial taxes, including engagement insurance remittances, Canada Pension Plan, Retraite Quebec or any other contributions, or employer health tax or worker’s compensation insurance premiums for the Consultant. The Consultant is responsible for these withholding, remitting and registration obligations, and shall indemnify the Client from and against any order, penalty, interest, taxes or contributions that may be assessed against the Client due to the failure or delay of the Consultant to make any such withholdings, remittances or registration, or to file any information required by any law in connection with any amounts or benefits provided under this Agreement.

5. Fees and Expenses

5.1 In consideration of the provision of the Services by the Consultant, the Client shall pay the Consultant a total amount of up to $400,000 for the Services provided throughout the Term and in accordance with this Agreement, excluding applicable sales and services taxes (the “Consulting Fee”).

5.2 The Consulting Fee shall be earned and payable as per Annex A.

5.3 In addition to the foregoing, the Client shall pay the Consultant a success fee equal to 2% of the transaction price, capped at $300,000 per transaction (the “Success Fee”), in respect of [***].

5.4 All payments shall be in Canadian dollars and made by wire transfer.

5.5 The Consultant shall have a [Goods and Services Tax (GST) and provincial sales tax (PST)/Harmonized Sales Tax (HST)] registration number and shall be responsible for deducting and remitting [GST and PST/ HST] to the appropriate regulatory authorities.

5.6 The Client shall reimburse all reasonable expenses incurred by the Consultant related to the providing of the Services for the Company, subject to the Client’s pre-approval and in accordance with the Client’s applicable guidelines (the “Expenses”).

6. Confidentiality

6.1 The Consultant acknowledges that in the course of performing his duties and discharging his responsibilities to the Client, he will be entrusted with Confidential Information. The Consultant agrees that, during and after his engagement with the Client, he will use a reasonable degree of care to keep all Confidential Information strictly confidential, and will not, without the express written authorization of the Board, sell, convey, publish, disclose, display or otherwise make available in any manner whatsoever the Confidential Information to any Person, except in the proper course of engagement with the Client, or use the Confidential Information for his own purposes or for any purposes other than those of the Client, except if the Confidential Information is disclosed or otherwise becomes public without the intervention of the Consultant. Notwithstanding the foregoing, nothing in this Agreement will prevent the disclosure of Confidential Information if such disclosure must be made in response to the formal request of a governmental authority or is otherwise required under any applicable law; provided, however, that the Consultant will inform the Board of such request promptly, and in any event prior to disclosure, in order to allow the Client to take the appropriate measures to contest such request for disclosure if they so decide. The Consultant will fully cooperate with the Client and in its efforts to contest such request for disclosure, and the Client will assume all costs of the Consultant in connection therewith.

6.2 Notwithstanding the disclosure of any Confidential Information by the Client to the Consultant, the Client, as applicable, will retain all right, title and interest to, and all Intellectual Property Rights with respect to, such Confidential Information. No license, interest or other right of any nature or kind whatsoever is either granted or implied by the conveying of the Confidential Information.

7. Termination

7.1 The Parties acknowledge and agree that the engagement of the Consultant under this Agreement and this Agreement may only be terminated upon the earliest of the following eventualities, in which case the Client shall pay to the Consultant the portion of the Consulting Fee and Success Fee earned, and any Expense incurred, by the Consultant in relation to the Services through the Termination Date, as applicable, in accordance with Section 5, it being specifically agreed that, in case of an Early Termination (as defined below), the Consulting Fee will be paid on a prorata basis to take into consideration all or the part of the Consulting Fee Period referred to in Annex A during which the Consultant has provided Services before the Early Termination Date, and any earned Success Fee will be paid as applicable:

(a)	automatically, on February 29, 2028, without any further notice;

(b)	at any time, by the Client, upon the occurrence of an Event of Default, in accordance with this Agreement; or

(c)	upon the death of the Consultant (the date of occurrence of an Event of Default or of the death of the Consultant, if applicable, being an “Early Termination” or an “Early Termination Date”).

7.2 The Consultant recognizes and accepts that the Client will not, under any circumstances, be responsible for any additional amount, indemnity in lieu of notice, or other damages arising from the termination of this Agreement, above and beyond those specifically provided for in this Section 7, whether arising under statute, contract or at civil law.

7.3 Upon the Termination Date or upon request of the Client at any time, the Consultant will:

(a)	return to the Client all property belonging to the Client that is in his possession or under his control;

(b)	return all written Confidential Information provided to him which is in his possession or under his custody or control, without keeping any copies thereof;

(c)

so far as is practicable to do so (but, in any event, without prejudice to any of the other obligations contained in this Agreement), expunge any Confidential Information from any computer or other electronic device in his possession or under his control; and

(d)	on request, supply a certificate signed by him confirming that, to the best of his knowledge, information and belief, the requirements of this Section 7.3 have been fully complied with.

it being agreed that, should the Client ask for the return of any of its property or Confidential Information before the Termination Date, the Client shall not be able to claim that an Event of Default has occurred due to the inability of the Consultant to have access to the property or Confidential Information that is needed to render the Services.

8. Miscellaneous

8.1 Injunctive Relief; Remedies Cumulative

(a)

The Consultant acknowledges that a breach by the Consultant of any covenant, obligation or other provision set forth in Article 6 may result in the Client suffering irreparable harm which cannot be calculated or fully or adequately compensated by recovery of damages alone. Accordingly, the Consultant understands that an order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision may be sought by the Client.

(b)	The provisions of this Article 8 will be in addition to and not in substitution of any other remedies which the Client may have in respect of such a breach.

8.2 All obligations of the Parties which expressly or by their nature are intended to survive the expiration or termination of this Agreement will continue in full force and effect notwithstanding such expiration or termination. In particular, but without limiting the generality of the foregoing, the provisions of Article 6 will survive the termination of this Agreement.

8.3 This Agreement constitutes the entire agreement between the Parties with respect to the consulting engagement by the Client and cancels and supersedes any prior understandings and agreements between the Parties in this respect.

8.4 This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered by each of the Parties.

8.5 No failure on the part of either Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of either Party in exercising any power, right, privilege or remedy under this Agreement, will operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

8.6 Neither this Agreement nor any of the rights or obligations under this Agreement may be assigned, transferred or delegated by either Party, provided that the Client may assign, transfer or delegate, as applicable, this Agreement or any of its rights and obligations under this Agreement, in whole or in part, with the prior written consent of the Consultant, to any Person that acquires all or substantially all of the assets of the Client or acquires control of the Client, whether any such transaction is structured as a sale of shares, a sale of assets, an amalgamation or otherwise. For the avoidance of doubt, in the event of a change of control, if the Client or purchaser elects not to assign this Agreement or its rights and obligations under this Agreement or if the Consultant does not consent to such assignment, the Client shall terminate this Agreement and make all the remaining Consulting Fee payments in accordance with Annex A hereunder.

8.7 This Agreement will be governed by and construed in accordance with the laws of the Province of Quebec and the federal laws of Canada applicable therein, without regard to the conflicts of laws principles that would require the application of any other laws. For the purpose of all legal proceedings, this Agreement will be deemed to have been performed in the Province of Quebec and the courts of the Province of Quebec, district of Montreal will have exclusive jurisdiction to entertain any action arising under this Agreement. The Parties hereby attorn to the jurisdiction of the courts of the Province of Quebec, district of Montreal.

8.8 Any term or provision of this Agreement that is deemed or determined to be invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

8.9 This Agreement may be executed in several counterparts, each of which will constitute an original and all of which, when taken together, will constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile will be sufficient to bind the Parties to the terms and conditions of this Agreement.

8.10 The Consultant acknowledges that he has been given the opportunity to consult with legal counsel of his own choosing as to the rights and obligations of the Parties, and has either received independent legal advice concerning this Agreement from such legal counsel or voluntarily chosen not to do so, and hereby waives any objections or claims he may make resulting from any failure on his part to obtain such advice.

8.11 The Parties declare that they have requested, and do hereby confirm their request, that this Agreement and all notices and other documents to be given or executed pursuant hereto be in English only. Les Parties déclarent et confirment qu’elles ont exigé que les présentes ainsi que tous les avis et autres documents à être donnés ou signés aux termes des présentes soient rédigées en anglais seulement.

[SIGNATURE PAGE FOLLOWS]

DATED this 26 day of August, 2025.

BIRKS GROUP INC.

Per:	/s/ Niccolò Rossi di Montelera
Name:	Niccolò Rossi di Montelera
Title:	Executive Chairman of the Board

/s/ Jean-Christophe Bédos
Jean-Christophe Bédos

Annex A

Consulting Fee

Consulting Fee Period	# Months	Monthly Amount	Total
Sept 1, 2025 - Feb 28, 2026	6	$20,000	$120,000
Mar 1, 2026 - Feb 28, 2027	12	$10,000	$120,000
Mar 1, 2027- Feb 29, 2028	12	$13,333	$160,000

Total	30		$400.000